Exhibit 99.1

Successful Business Combination of AMTD International and AMTD Digital to Bring Together

Traditional Financial Services, Digital Tools, Media & Entertainment, and Ecosystem Plays

February 23, 2022 09:32 AM Eastern Standard Time

NEW YORK & HONG KONG & SINGAPORE—(BUSINESS WIRE)—AMTD International Inc. (“AMTD International” or the “Company” or “AMTD IDEA Group”) (NYSE: AMTD; SGX: HKB), a subsidiary of AMTD Group Company Limited (“AMTD Group”) and a leading platform for comprehensive financial services and digital solutions, announced today that it has successfully completed the acquisition of a majority stake in AMTD Digital Inc. (“AMTD Digital”). The businesses of AMTD International and AMTD Digital are effectively combined as one listed platform – AMTD IDEA Group, upon the effective adoption of the proposed name change as previously announced on January 20, 2022, subject to an extraordinary general meeting to be conducted on March 1, 2022. AMTD IDEA Group is dual-listed on two major global stock exchanges, namely NYSE and SGX.

Upon completion of the acquisition, the Company owns 97.1% of the issued and outstanding shares, and 99.9% of the total voting power, of AMTD Digital, and AMTD Digital becomes a consolidated subsidiary under AMTD IDEA Group. Dr. Timothy Tong, Chairman of the Board of Directors of AMTD Digital, continues to serve as the Chairman for AMTD Digital. In addition, Dr. Tong will join the Company’s Board of Directors as an independent director and serve as the chairman of the compensation committee, and a member of the audit committee and the nominating and corporate governance committee, of the Board of Directors. Mr. Yu Gao, an independent director and vice chairman of the Board of Directors of the Company, retired with effect from February 23, 2022. Mr. Gao served as a member of the Board of Directors of AMTD Group overall for over seven years since October 9, 2014 and as a member of the Board of Directors of the Company since its inception. Mr. Gao will continue to serve as an independent director at AMTD Group and will join the Board of Directors of L’Officiel SAS Inc. upon the closing of the Company’s acquisition of L’Officiel Inc. SAS.

About AMTD International Inc.

AMTD International Inc., also known as AMTD IDEA Group (NYSE: AMTD; SGX: HKB), represents a premier Asia financial institution and digital solutions group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial services plus digital solutions platform addresses different clients’ diverse and inter-connected financial needs and digital requirements across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/News.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

AMTD IR office (ir@amtdinc.com)

AMTD International Inc.

+852 3163-3389